SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Stanley Edme

American Industrial Partners

330 Madison Avenue, 28th Floor

New York, New York 10017

(212) 627-2360

with a copy to:

Aneliya Crawford, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614L100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Lightship Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,834,822 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,834,822 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,834,822 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05614L100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON AIPCF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,834,822 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,834,822 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,834,822 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05614L100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON AIPCF VI Credit Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,834,822 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,834,822 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,834,822 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05614L100	SCHEDULE 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

AIPCF VI, LLC, a Delaware limited liability company, (the “General Partner”), as the general partner of AIPCF VI Credit Opportunity Fund, LP, a Delaware limited partnership (“Credit Opportunity Fund”), the sole and managing member of Lightship Capital LLC, a Delaware limited liability company (“Lightship”, together with the General Partner and Credit Opportunity Fund, the “Reporting Persons”).

Annex B attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D. As disclosed on Annex B attached hereto, Kim Marvin, John Becker and Dino Cusumano are the Senior Managing Members of the General Partner.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 330 Madison Avenue, 28th Floor, New York, New York 10017.

(c)	The principal business of Lightship and Credit Opportunity Fund is investing in securities and related instruments. The principal business of the General Partner is serving as the general partner of Credit Opportunity Fund and its affiliates.

(d) & (e)	During the last five years, no Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lightship and the General Partner are limited liability companies organized under the laws of the State of Delaware. Credit Opportunity Fund is a limited partnership formed under the laws of the State of Delaware.

CUSIP No. 05614L100	SCHEDULE 13D	Page 6 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $50,785,616.96 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of Lightship and funds drawn from its existing credit facility.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve strategic transactions or an acquisition of the Issuer. The Reporting Persons also may take other actions concerning the corporate structure, board composition, dividend policy, prospects, charter, bylaws, corporate documents or agreements of the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 05614L100	SCHEDULE 13D	Page 7 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 48,831,696 shares of Common Stock outstanding as of April 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission on May 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this

Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 05614L100	SCHEDULE 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2017

LIGHTSHIP CAPITAL LLC

By:	/s/ Jason Perri
Name: Jason Perri
Title: President

AIPCF VI, LLC

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member
Chief Compliance Officer

AIPCF VI CREDIT OPPORTUNITY FUND, LP

By:	AIPCF VI, LLC as general partner

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member
Chief Compliance Officer

CUSIP No. 05614L100	SCHEDULE 13D	Page 9 of 11 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/23/2017	28,000	8.8381
5/10/2017	362,143	10.9045
5/10/2017	270,000	10.8634
5/11/2017	100,000	10.6731
5/11/2017	201,465	10.6643
5/12/2017	173,727	10.4347
5/12/2017	81,248	10.4438
5/15/2017	111,054	10.6331
5/15/2017	73,500	10.6557
5/16/2017	215,868	10.8450
5/16/2017	200,000	10.8421
5/17/2017	113,100	10.7685
5/17/2017	219,055	10.7887
5/17/2017	16,500	10.5047
5/18/2017	27,165	10.4258
5/18/2017	81,000	10.4392
5/19/2017	75,423	10.5391
5/19/2017	108,577	10.5397

CUSIP No. 05614L100	SCHEDULE 13D	Page 10 of 11 Pages

Annex B

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Lightship Capital LLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jason Perri	President	USA	Partner and Senior Portfolio Manager, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017
Michael Aingorn	Vice President	USA	Partner, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017
Stanley Edme	Vice President	USA	Partner and Chief Compliance Officer, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017
Lou Tedesco	Secretary and Vice President	USA	Controller, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017

AIPCF VI, LLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Kim Marvin	Senior Managing Member	USA	Senior Managing Partner, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017
John Becker	Senior Managing Member	USA	Senior Managing Partner, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017
Dino Cusumano	Senior Managing Member	USA	Senior Managing Partner, American Industrial Partners	330 Madison Avenue, 28th Floor, New York, New York 10017

CUSIP No. 05614L100	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 22, 2017

LIGHTSHIP CAPITAL LLC

By:	/s/ Jason Perri
Name: Jason Perri
Title: President

AIPCF VI, LLC

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member
Chief Compliance Officer

AIPCF VI CREDIT OPPORTUNITY FUND, LP

By:	AIPCF VI, LLC as general partner

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member
Chief Compliance Officer